Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                August 14, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1346
               BofA Merrill Lynch Millennials Portfolio, Series 1
                       File Nos. 333-205361 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comment given to our office during a telephone conversation regarding amendment no. 1 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1346, filed on August 7, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the BofA Merrill Lynch Millennials Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. Since the name of the Trust includes the term "BofA Merrill Lynch Millennials Portfolio," and the second paragraph of this section describes a "list of securities published by Merrill Lynch Research" that the sponsor has referenced in constructing the Trust portfolio, please identify the specific list that the sponsor has referenced, and revise the 80% policy to provide that the Trust will invest at least 80% of the value of its assets in securities included on this particular list. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.

     Response: The 80% policy and the "Principal Investment Strategy" section have been revised in response to this comment.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren